SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in compliance with the provisions of article 157, §4, of Law No. 6,404, of December 15, 1976, and as per the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that the Company's Board of Directors' Meeting held on this date (“Board of Directors' Meeting”) approved its 4th issuance of the Company, of simple, non-convertible, unsecured debentures, in two series, for public distribution, under the firm placement guarantee regime, for public distribution, under the automatic registration rite, without prior analysis, intended for the general public, for a frequent issuer of fixed income securities – EFRF (under the terms set forth in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022) , pursuant to Law No. 6,385, of December 7, 1976, CVM Resolution No. 160, of July 13, 2022, and other applicable legal provisions, of 7,000,000 (seven million) debentures, with a unitary face value of R$1,000.00 (one thousand reais), on the issuance date, amounting a total of R$7,000,000,000.00 (seven billion reais) on the issuance date (“Debentures”, “Issuance” and “Offer”, respectively), of which (i) R$4,000,000,000.00 (four billion Brazilian reais) in relation to the first series of debentures ("First Series Debentures"); and (ii) R$3,000,000,000.00 (three billion Brazilian reais) in relation to the second series of debentures ("Second Series Debentures").

The Debentures will be issued in 2 (two) series, with the final interest rate of the Debentures being defined according to the procedure for collecting investment intentions, organized by the institutions contracted by Company to structure and distribute the Offer (“Underwriters”), under the terms to be provided for in the deed of issue of the Debentures (“Deed of Issue”) and in the placement agreement to be entered into between the Company and the Underwriters (“Bookbuilding Procedure”).

The nominal unitary value of the First Series of Debentures will be updated by the variation of the Extended National Consumer Price Index (IPCA), published by the Brazilian Institute of Geography and Statistics (IBGE), calculated in the terms to be provided for in the Deed of Issue. The nominal unitary value of the Second Series Debentures will not be monetarily restated.

The First Series Debentures will have a maturity of eight (8) years, subject to the conditions stipulated in the Deed of Issue. The restated nominal value of the First Series Debentures will incur fixed interest rates, to be defined in accordance with the Bookbuilding Procedure, equivalent to the greater of (i) the percentage corresponding to the internal rate of return of the Treasury IPCA+ with Semiannual Interest (current name of the former National Treasury Note, series B – NTN B), due in 2030 (“NTN-B 2030”), based on the indicative quotation published by ANBIMA on its website (http://www.anbima.com.br), to be calculated on the Business Day immediately prior to the date of the Bookbuilding Procedure (excluding the date of the Bookbuilding Procedure), exponentially increased by a spread equivalent to 1.30% (one and thirty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, or (ii) 6.50% (six and fifty percent) per year, base 252 (two hundred and fifty-two) Business Days.

The Second Series Debentures will have a maturity of 5 (five) years, subject to the conditions stipulated in the Deed of Issue, and interest corresponding to 100% of the accumulated variation of the DI Rate - Interfinancial Deposits (Taxa DI), increased by a spread, to be defined in the Bookbuilding Procedure, of up to 2.15% (two and fifteen hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days.

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Pursuant to article 2, paragraph 1, of Law No. 12,431 of June 24, 2011 (“Law 12,431”), and of Decree No. 8,874, of October 11, 2016, the net funds raised by the Company through the Issuance of the First Series Debentures will be used exclusively to reimburse expenses in connection to the implementation of investment projects related to the payment of bonuses for the grants of certain hydroelectric power plants, owned, as the case may be, by Companhia Hidro Elétrica do São Francisco or Centrais Elétricas do Norte do Brasil S.A., companies controlled by the Company (“Projects”), as detailed in the Deed of Issue, in view of the classification of the Projects as a priority by the Ministry of Mines and Energy, in accordance with Ordinances No. 1843/SPE/MME and No. 1850/SPE/MME, dated as of of December 12, 2022, published in the “Official Gazette of the Union” on December 14, 2022.

The net proceeds raised by the Company through the issuance of the Second Series Debentures will be used for the ordinary management of the Company's operations, in accordance with the framework ("Framework") to be developed by Eletrobras and made available on the Company's website (https://eletrobras.com/pt/Paginas/Sustentabilidade.aspx).

The Second Series Debentures will be characterized as "Use of Proceeds Sustainable Debentures" based on the Framework, in compliance with the rules set forth in the Green Bond Principles, Social Bond Principles, and Sustainability Bond Guidelines, as issued and updated by the International Capital Market Association.

The certificate of the decision of the Board of Directors with the entirety of the approved matter are filed at the Company's headquarters and available on the websites of the CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com/).

THE OFFER HAS NOT YET BEEN SUBJECT TO REGISTRATION WITH THE CVM, THIS MATERIAL FACT SERVES ONLY TO DISCLOSE ITS APPROVAL UNDER THE TERMS OF THE BOARD OF DIRECTORS' MEETING.

This Relevant Fact does not constitute an offer, invitation or request of offer to the acquisition of the of the Debentures by Eletrobras. Neither this Relevant Fact nor any information contained herein shall form the basis of any contract or commitment.

The Company will keep the market informed about the matter dealt with in this Relevant Fact.

Rio de Janeiro, August 25, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.